Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year ended December 31,

	2001	2000	1999	1998	1997

Income from continuing operations
before income taxes	$1,497	$1,497	$1,219	$1,858	$1,228
Adjustments:
Income from equity investees	(79)	-	-	-	-
Minority interest	-	53	31	-	-

Income before income taxes, as adjusted	$1,418	$1,550	$1,250	$1,858	$1,228

Fixed charges included in income:
Interest expense	$118	$104	$116	$126	$127
Interest portion of rental expense	51	44	51	63	94

	169	148	167	189	221
Interest credited to contractholders	1,071	1,017	975	1,002	1,175

	$1,240	$1,165	$1,142	$1,191	$1,396

Income available for fixed charges
(including interest credited to
contractholders)	$2,658	$2,715	$2,392	$3,049	$2,624

Income available for fixed charges
(excluding interest credited to
contractholders)	$1,587	$1,698	$1,417	$2,047	$1,449

RATIO OF EARNINGS TO FIXED CHARGES:
Including interest credited to
contractholders	2.1	2.3	2.1	2.6	1.9

SUPPLEMENTAL RATIO:
Excluding interest credited to
contractholders	9.4	11.5	8.5	10.8	6.6